Exhibit 15
Telvent acquires the leading Spanish public transport ticketing technology company
Madrid, November 13, 2006 — Telvent GIT, S.A. (Nasdaq: TLVT), the Global RealTime IT Company, announced today that it has signed an agreement to acquire the business and assets of Maexbic, S.A., the leading provider of public transportation ticketing technology in Spain. Terms of the agreement were not disclosed.
With more than 25 years experience in the sector, Maexbic is a pioneer in the development of on-board electronic ticket issuers and contact-free transport ticket technology. Maexbic has unparalleled experience in the implementation of public transportation ticket issuing, cancellation and control systems in the Spanish market. More than 2,500 public transport vehicles have been fitted with the Company’s technology and over 80 percent of the country’s public transport operators and authorities are Maexbic customers.
Maexbic is widely recognized for its ability to develop customized projects, along with its vast knowledge of the functionality requirements of public transport equipment, ticket sales, cancellation management, and configuration systems. The Company is headquartered in Barcelona’s L’Ametlla del Vallés.
“This acquisition strengthens our positioning in the Spanish transportion ticketing market. We are seeing a significant increase in the demand for fare integration projects, which enable passengers to use a single ticket to access all of a city’s transport systems and which greatly improve passenger mobility. By contributing its vast experience in the bus segment, as well as a wide ranging customer portfolio, Maexbic completes our suite of solutions for this market,” said Telvent’s chairman and chief executive officer, Manuel Sánchez Ortega.
Mr. Sánchez Ortega added, “Our ongoing investment in R&D has driven Telvent’s development of leading transport solutions. The combination of Telvent’s advanced technology, together with Maexbic’s solutions and products, is an important step in the strategic positioning of our combined passenger transportation business in Spain. We now possess a complete and scalable solution to integrate bus and rail fares.”
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value added solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise (www.telvent.com).
Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on May 3, 2006 and Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2006 and June 30, 2006 filed on May 30, 2006 and August 30, 2006, respectively.
Investor Relations Contacts:
José Ignacio del Barrio
Telephone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Telephone: +1 646 284-9414
Email: mjones@hfgcg.com